Exhibit 1

For the forward-looking non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting constant currency adjusted revenue; present revenue before presenting constant currency New Category revenue; and present earnings per share before presenting constant currency adjusted diluted earnings per share.

British American Tobacco p.l.c.

30 April 2020

Chairman’s AGM Statement - 2020 outlook

Dear Shareholders,

Since the publication of our Annual Report and Accounts last month, the situation relating to COVID-19 has developed significantly and, as a result, I am unable to address our AGM in person this year.

Our primary focus remains the health and well-being of our employees. To best ensure safety and to minimise the risk of virus transmission, we have implemented a series of preventative health measures for our employees around the world, based on country-specific situations and government guidance. This is especially important for our employees whose jobs cannot be done from home. I am pleased to be able to announce that we have not had to make any employee redundant, nor furlough any staff, due to the COVID-19 crisis. I would like to thank all of our employees and partners for their tremendous efforts to support everyone’s well-being, as well as the success of the business during this time.

As a global business we are also working hard to support the wider community during this very difficult time. We are leveraging our distribution system across our markets to support the delivery of thousands of vital items such as cleaning and hygiene products, masks and food. We have repurposed a number of our manufacturing facilities to permit the manufacture of sanitisers and personal protective equipment. Following a request from the UK Government, we have also lent some of our analytical machinery to support their COVID-19 testing programme.

Additionally, our US bio-tech subsidiary, Kentucky BioProcessing (KBP) is developing a potential vaccine for COVID-19 which is now in pre-clinical testing. This vaccine project is being carried out on a not-for-profit basis.

Our current ESG priority is responding to the ‘whole of society’ approach called for by the WHO, as we have outlined above. That said, I would like to highlight the greater focus we have brought to ESG issues generally during 2019.

Sustainability Front and Centre

As explained at the recent Capital Markets Day in March, sustainability is front and centre of everything we do, and we now have a clear corporate purpose to create “A Better Tomorrow” for all our stakeholders:

●	For our consumers through offering a greater choice of enjoyable and less risky products
●	For society through reducing the overall health and environmental impacts of our business
●	For our employees by creating a dynamic and purposeful place to work, and
●	For our shareholders by consistently delivering against our financial commitments

At our Capital Markets Day, we announced ambitious new sustainability targets:

●	To have 50 million consumers of non-combustible products by 2030
●	To achieve carbon neutrality by that same year, and
●	To bring forward our existing 2030 environmental targets to 2025

2019 Performance – A Strong Operational Performance

2019 was characterised by a strong operational performance and we delivered on our three core priorities, to:

●	Deliver value in combustibles
●	Drive a step change in New Categories
●	Build a simpler, faster organisation

We delivered against all our financial targets:

●
Strong reported revenue growth up 5.7% at current rates and 5.6% on an adjusted constant rate basis, driven by the excellent performance from our combustibles portfolio, which was up 4.6% also on an adjusted constant rate basis

●	This was powered by our strategic combustibles brands, which, driven by continued strong volume and value share growth and strong price/mix of 9%, grew adjusted revenue 5.6% at constant rates, and

This enabled:

●	Continued deleveraging of the balance sheet, reducing Adjusted Net Debt**/Adjusted EBITDA*** by 0.5x to 3.5x
●	A dividend of 210.4p per ordinary share, a 3.6% increase, maintaining our 65% pay-out policy

This supported further increased investment in New Categories, focussing on building global brands to support our differentiated multi-category approach across vapour, tobacco-heating and modern oral products resulting in:

●	32% constant currency revenue growth in New Categories
●	11 million consumers of non-combustible products, and
●	New Categories revenue of £1.2bn at constant rates, more than doubling revenue from two years ago and providing us with a vital platform for future growth

Building A Better Tomorrow

Jack Bowles marked his first full year as CEO, delivering strong results in 2019, and is accelerating our ambition to transform our business. The Board and I fully endorse the evolved “A Better Tomorrow” strategy he presented at the Capital Markets Day with its vision to simplify the Group, drive value from our combustibles portfolio, and better satisfy evolving consumer preferences with new and innovative potentially reduced risk products.

The simplification started in 2019 with the first phase of Project Quantum, a fundamental re-evaluation of how we are organised, including:

●	Redesigning management layers and eliminating duplication
●	Whilst entrenching accountability, and
●	Creating new capabilities in the organisation

Project Quantum will also release valuable funds for further reinvestment in future growth. We announced a further phase of the project at our recent Capital Markets Day and in total we aim to deliver savings of £1bn over 2020- 2022. This further phase will include:

●	Operational efficiencies
●	Route-to-market focus, and
●	Supply chain productivity

We remain committed to continuing the transformation of our business in 2020.

Despite ongoing uncertainties resulting from the COVID-19 pandemic, the resilience of our supply chain in combination with the dedication of our teams means that I am confident we will continue to deliver. We maintain our commitment to high single figure constant currency adjusted diluted EPS growth.

Board Composition

I am very pleased to welcome Jerry Fowden, who brings extensive US experience to the Board. Let me thank Kieran Poynter our Senior Independent Director, who stands down from the Board today.  Dimitri Panayotopoulos will become Senior Independent Director after today’s meeting.

And as you would expect given my tenure as Chairman, the Board and Nominations Committee will be focussed on succession planning for my role, from which I expect to retire at or before our 2021 AGM. I feel strongly that my successor will inherit a business that is in excellent shape, which I am confident will deliver sustainable growth for many years to come.

Richard Burrows
Chairman

2020 Outlook – Confirming High Single Figure EPS Growth and 65% Dividend Pay-out Policy

We have consistently delivered on our high single figure constant currency earnings growth target and we continue to maintain this guidance for 2020.

We have made a strong start to the year driven by:

●	Continued volume and value share growth of 40bps and 20bps respectively
●	Positive volume growth (with some benefit from an increase in trade and consumer stocks), and
●	Strong price mix, with pricing in line with our plan

A Resilient Business

Most of our factories are open and are currently operating at full capacity, and we have built up an average stock of around 2 months of finished goods, with further stock throughout our wholesale and retail footprint.

We are a very geographically diverse company and including the US around 75% of our global revenue is in developed markets where distribution and availability is largely unchanged.

In a small number of markets where mandated by governments, our Combustibles manufacturing facilities have faced some limited periods of shutdown.

To date, we have seen limited impact on consumer demand, pricing or consumers’ ability to access products. Sales in global travel retail have been significantly impacted, although this represents less than 1% of our sales. Government restriction of the sale of cigarettes has only been seen in a few countries.

In New Categories, having reported some supply chain disruption at the retail level during our Preliminary results in February, we are pleased that:

●	Our supply chain for New Categories is now operating back at full capacity, and we are starting to build contingency stocks
●	Traffic to our websites is up significantly and internet sales have more than doubled as government social-distancing measures have reduced our ability to engage with consumers at the point of sale
●	We continue to launch new innovations – like Glo Hyper & capsule consumables– albeit with an adapted launch model reacting to the current environment
●	Glo capsules are now around a quarter of the product mix in Japan

Looking Forward

The impact from COVID-19 is difficult to predict. We are anticipating a reduction in trade and consumer stocks and some effect on industry volume and revenue growth in Q2. This, together with some delayed launches in New Categories, means we expect results to be weighted to the second half.

Being prudent, we now expect the building blocks of high single figure adjusted constant currency EPS growth in FY 2020 to include:

●	Constant currency adjusted revenue growth around the low end of the 3-5% range
o	Including expectations for global industry cigarette and THP volume decline to around c.5% (previously c.4%), while we maintain our forecast for US industry decline at around c.5%
●	Continued progress towards our 2023/24 ambition of £5bn in revenue in New Categories

This will be delivered in partnership with:

●	Good improvement in adjusted operating margin
●	Strong operating cashflow conversion in excess of 90% of adjusted profit from operations
●	Continued deleveraging of the balance sheet
●	Further strengthening of our liquidity position by recent successful US Dollar and Euro bond issuances and an undrawn £6bn RCF with no financial covenants
●	A dividend pay-out ratio of 65% of adjusted diluted EPS and growth in sterling terms

Extrapolating foreign exchange spot rates* for the full year, we expect a translation headwind of around 2% on full year adjusted diluted EPS growth.

In summary

Overall, and considering the challenging environment, our business is resilient, competitive and performing well, and we are confident in delivering another good year of adjusted diluted high single figure EPS growth in constant currency.

* Current exchange rates of USD/GBP 1.252 as at 28th April 2020

Group market share data is at February 2020, glo data is at March 2020 and volume data is based on YTD March 2020

** Adjusted Net Debt is total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments, excluding the impact of the revaluation of RAI acquired debt arising as part of the purchase price allocation process.

*** Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.

Forward-Looking Statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the BAT Group operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this announcement. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates and the impact of an unfavourable ruling by a tax authority in a disputed area; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions (including as a result of COVID-19); adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and deliver the New Categories strategy; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 26 March 2020 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.